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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on July 20, 2001

                           Crusade Management Limited,
                           --------------------------
              as manager of the Crusade Global Trust No. 1 of 2001
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
             -------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X       Form 40-F
                              -------             -------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                No  X
                           -------           ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________________.



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


OTHER EVENTS

         On the Quarterly Payment Date falling on July 20, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.


                                           Crusade Management Limited,
                                             as Trust Manager for the
                                             Crusade Global Trust No. 1 of 2001,
                                             -----------------------------------
                                             (Registrant)



Dated: August 1, 2001                       By:      /s/ Roger Desmarchelier
                                                --------------------------------
                                            Name:    Roger Desmarchelier
                                            Title:   Executive Manager

Exhibit Index


Exhibit           Description
-------           -----------

99.1              The Noteholders Report for the Quarterly Payment Date on
                  July 20, 2001

                               Noteholders Report
                        Crusade Global Trust No.1 of 2001
                        Coupon Period Ending 20 July 2001

USD Notes
---------
                                                                                  Coupon Payments   Principal Payments  Charge Offs
                         FV Outstanding (USD)     Bond Factor      Coupon Rate         (USD)               (USD)            (AUD)
                         --------------------   --------------   --------------   ---------------   ------------------  -----------

Class A1 Notes           77,077,472.85          42.820818%       4.80750%         1,824,521.81      73,060,612.95       0.00
Class A2 Notes           633,100,000.00         100.000000%      5.01750%         8,029,686.44      0.00                0.00
----------------------   -------------------    --------------   ---------------  ---------------   ------------------ ------------


                                                                                  Coupon Payments   Principal Payments  Charge Offs
                         FV Outstanding (AUD)     Bond Factor      Coupon Rate         (AUD)               (USD)            (AUD)
                         --------------------   --------------   --------------   ---------------   ------------------  -----------

Class A3 Notes           200,000,000.00         100.000000%      5.17060%         2,578,216.99      0.00                0.00
Class B Notes            33,600,000.00          100.000000%      Not Disclosed    Not Disclosed     0.00                0.00
Class C Notes            4,500,000.00           100.000000%      Not Disclosed    Not Disclosed     0.00                0.00
----------------------   -------------------    --------------   ---------------  ---------------   ------------------  -----------



                                                                   30Jun01
POOL SUMMARY                                                       AUD
------------                                                       -------------
Outstanding Balance - Variable Rate Housing Loans                  1,332,762,002
Outstanding Balance - Fixed Rate Loans                               250,681,084
Number of Loans                                                           15,743
Weighted Average Current LVR                                              61.06%
Average Loan Size                                                        100,581
Weighted Average Seasoning                                             32.8 mths
Weighted Average Term to Maturity                                       259 mths

PRINCIPAL COLLECTIONS                                             AUD
---------------------                                             --------------
Scheduled Principal Payments                                       12,538,092.67
Unscheduled Principal Payments                                    133,528,263.63
Redraws                                                            10,315,411.00

Principal Collections                                             135,750,945.30

TOTAL AVAILABLE PRINCIPAL                                         AUD
-------------------------                                         --------------
Principal Collections                                             135,750,945.30
Principal Charge Offs                                                       0.00
Pay Back of Principal Draw                                          3,412,126.99
Total Available Principal                                         139,163,072.29

Outstanding Principal Draws From
Previous Period                                                   (7,470,525.27)

Principal Distributed                                             139,163,072.29
Principal Retained                                                          0.00

TOTAL AVAILABLE FUNDS                                             AUD
---------------------                                             --------------
Available Income                                                   31,175,507.12
Principal Draw                                                              0.00
Liquidity Draw                                                              0.00

Total Available Funds                                              31,175,507.12

REDRAW & Liquidity Facilities                                     AUD
-----------------------------                                     --------------
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00



CPR
----
                                               Apr-01      May-01      Jun-01
                             1 mth CPR         23.18%      28.77%      26.53%
                             ---------         ------      ------      ------

ARREARS
-------
                            % of pool
                           (by number)
                           -----------
31 - 59 days                  0.40%
60 - 89 days                  0.09%
90+ days                      0.03%
Defaults                       Nil
Losses                         Nil



                                    Exh-99.1